UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

CareMax, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

14171W103

(CUSIP Number)

Ralph de la Torre

c/o Steward Health Care Investors LLC

1900 N. Pearl Street, Suite 2400

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Ralph de la Torre
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,066,223 shares (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,066,223 shares (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,066,223 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3%*
14.	Type of Reporting Person IN

(1)

As discussed in further detail under Items 3, 4, and 5 of this Schedule 13D, on November 10, 2022, CareMax, Inc. (the “Issuer”) completed its previously announced acquisition (the “Transaction”) of Sparta Sub Inc. (“SACN Holdco”), SNCN Holdco Inc. (“SNCN Holdco”), and SICN Holdco Inc. (“SICN Holdco” and, collectively with SACN Holdco, SNCN Holdco, Steward National Care Network, Inc. (n/k/a Steward National Care Network, LLC, “SNCN”), Steward Integrated Care Network, Inc. (“SICN”), and Steward Accountable Care Network, Inc. (n/k/a as Steward Accountable Care Network, LLC, “SACN”), each a “Target” and, collectively, the “Targets”) from Sparta Holding Co. LLC (“Sparta”). 23,500,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Common Stock”), were issued to Sparta as partial consideration. Following the closing of the Transaction, Sparta continued to hold 696,000 shares of Common Stock and distributed the remaining 22,804,000 shares of Common Stock to its equityholders, including distribution of 20,276,104 shares of Common Stock to Steward Health Care Investors LLC

(“SHCI”). After market close on November 14, 2022, SHCI further distributed such 20,276,104 shares of Common Stock to its equityholders, including distribution of 17,370,223 shares of Common Stock to RDLT – SHCI Investor LLC (“RDLT Investor”). Dr. de la Torre is the sole member manager of Santa Clara Holdings LLC (“Santa Clara Holdings”), which is the sole member manager of both RDLT – SHCI Manager LLC (“RDLT Manager”) and RDLT Investor, and RDLT Manager is the sole manager of SHCI, which is the member manager of Sparta. In such capacity, Dr. de la Torre (x) had the right to vote and dispose of the securities held by Sparta and SHCI prior to the distribution of such securities and may be deemed and have been deemed to beneficially own the shares of Common Stock held by Sparta and SHCI prior to the distribution of such shares and (y) has the right to vote and dispose of the securities held by RDLT Investor and may be deemed to beneficially own the shares of Common Stock held by RDLT Investor.
*

This percentage is based on 110,896,972 shares of Common Stock of the Issuer outstanding immediately after the closing of the Transaction, which was calculated by taking the 87,396,972 shares of Common Stock of the Issuer reported in the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange on November 14. 2022 and adding the 23,500,000 shares of Common Stock of the Issuer issued in the Transaction.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is Class A Common Stock, $0.0001 par value per share (“Common Stock”), of CareMax, Inc. (formerly known as Deerfield Healthcare Technology Acquisitions Corp.), a Delaware corporation (“CareMax” or the “Issuer”). The address of the principal executive offices of the Issuer is 1000 NW 57 Court, Suite 400, Miami, Florida 33126.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Dr. Ralph de la Torre, an individual (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Steward Health Care Investors LLC, 1900 N. Pearl Street, Suite 2400, Dallas, TX 75201.

(c) The Reporting Person’s principal occupation is that he is Chairman and Chief Executive Officer of Steward Health Care Systems LLC, which is a private, physician-led health care network, and the business address of which is c/o Steward Health Care Investors LLC, 1900 N. Pearl Street, Suite 2400, Dallas, TX 75201. The Reporting Person was appointed as a director to the Board of Directors of the Issuer on and effective as of November 17, 2022.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Closing of the Transaction

On November 10, 2022, the Issuer completed its previously announced acquisition (the “Transaction”) , pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) (capitalized terms used herein and not otherwise defined have the meaning set forth in the Merger Agreement), by and among (i) the Issuer, (ii) Sparta Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, (iii) Sparta Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, (iv) Sparta Merger Sub III Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, (v) Sparta Merger Sub I LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer, (vi) Sparta Merger Sub II LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer, (vii) Sparta Merger Sub III LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer, (viii) Sparta Sub Inc., a Delaware corporation (“SACN Holdco”), (ix) SNCN Holdco Inc. a Delaware corporation (“SNCN Holdco”), (x) SICN Holdco Inc. a Delaware corporation (“SICN Holdco” and, collectively with SACN Holdco, SNCN Holdco, Steward National Care Network, Inc. (n/k/a Steward National Care Network, LLC, “SNCN”), Steward Integrated Care Network, Inc. (“SICN”), and Steward Accountable Care Network, Inc. (n/k/a as Steward Accountable Care Network, LLC, “SACN”), each a “Target” and, collectively, the “Targets”), (xi) Sparta Holding Co. LLC, a Delaware limited liability company (“Sparta”), and (xii) Steward Health Care System LLC, a Delaware limited liability company (“Parent” and, together with Sparta, the “Seller Parties”).

In connection with the Transaction, 23,500,000 shares (the “Initial Share Consideration”) of the Issuer’s Class A common stock, par value $0.0001 per share (the “Common Stock”), were issued to Sparta at the closing of the Transaction (the “Closing”) as partial consideration. Following the Closing, Sparta continued to hold 696,000 shares of Common Stock and distributed the remaining 22,804,000 shares of Common Stock to its equityholders, including distribution of 20,276,104 shares of Common Stock to Steward Health Care Investors LLC (“SHCI”). After market close on November 14, 2022, SHCI further distributed such 20,276,104 shares of Common Stock to its equityholders, including distribution of 17,370,223 shares of Common Stock to RDLT – SHCI Investor LLC (“RDLT Investor”). Dr. de la Torre is the sole member manager of Santa Clara Holdings LLC (“Santa Clara Holdings”), which is the sole member manager of both RDLT – SHCI Manager LLC (“RDLT Manager”) and RDLT Investor, and RDLT Manager is the sole manager of SHCI, which is the member manager of Sparta. In such capacity, Dr. de la Torre (x) had the right to vote and dispose of the securities held by Sparta and SHCI prior to the distribution of such securities and may be deemed and have been deemed to beneficially own the shares of Common Stock held by Sparta and SHCI prior to the distribution of such shares and (y) has the right to vote and dispose of the securities held by RDLT Investor and may be deemed to beneficially own the shares of Common Stock held by RDLT Investor.

In addition, the Merger Agreement provides that, following the Closing, upon 100,000 Medicare lives from and/or attributable to the Seller Parties’ Medicare network participating in risk-based, value-based care arrangements contracted through the Issuer with a Medical Expense Ratio of less than 85% for two consecutive calendar quarters, the Issuer will issue Sparta, for immediate distribution to its equityholders, a number of shares of Common Stock (the “Earnout Share Consideration” and together with the Initial Share Consideration, the “Share Consideration”) that, when added to the Initial Share Consideration, would have represented 41% of the issued and outstanding shares of the Issuer’s Common Stock as of the Closing, in each case after giving effect to issuances of Common Stock between the Closing and June 30, 2023 in connection with the exercise of warrants to purchase Common Stock outstanding as of the Closing, the potential earnout under the Issuer’s June 2021 business combination and any forfeitures, surrenders or other dispositions to the Issuer of Common Stock outstanding as of the Closing. If not previously issued, the Earnout Share Consideration will also be issuable upon a Change in Control of the Issuer.

In addition to the Share Consideration, at the Closing the Issuer issued to Sparta one share of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of the Issuer, which provides for voting rights until the earlier of (i) the two year anniversary of the Closing and (ii) the issuance of the Earnout Share Consideration, in an amount equivalent to the voting rights of 37,241,783 shares of Common Stock on certain discrete matters where such Sparta equityholders are permitted to vote the Issuer’s securities in their discretion under the Investor Rights Agreement (as defined below). Following the Closing, Sparta distributed the share of Series A Preferred Stock to SHCI. After market close on November 14, 2022, SHCI further distributed such share of Series A Preferred Stock to RDLT Investor.

The Reporting Person did not pay any monetary consideration in connection with the Transaction and the subsequent distributions by Sparta and SHCI.

The Investor Rights Agreement

In connection with consummation of the Transaction on the Closing, Sparta, the Reporting Person, Dr. Michael Callum, the Executive Vice President for Physician Services and an equityholder of the Seller Parties (“MC”), Medical Properties Trust, Inc., a Maryland corporation, and certain other equityholders of Sparta (collectively, the “Investor Parties”) and the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, the Reporting Person will have certain designation rights, the Reporting Person and MC are subject to certain voting restrictions and standstill restrictions, and certain of the Investor Parties are subject to lockup provisions.

The Investor Rights Agreement provides, among other things, that the Reporting Person will have the right to designate an individual (in his discretion) to serve on the Board of Directors of the Issuer (the “Board”), subject to the continuing satisfaction of certain conditions, including that the Reporting Person maintains beneficial ownership of at least 50% of the Initial Share Consideration distributed to him immediately following the Closing (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares), and following the issuance of the Earnout Share Consideration, the Reporting Person will have the right to designate one additional individual (in his discretion) to serve on the Board, subject to the continuing satisfaction of certain conditions, including that the Reporting Person maintains beneficial ownership of at least 50% of the Earnout Share Consideration distributed to him immediately following the issuance thereof (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares).

The Investor Rights Agreement also provides that until six months following the date a nominee of or affiliate of the Reporting Person ceases to serve on the Board, the Reporting Person and MC will be required to vote any Issuer securities beneficially owned by them in accordance with the recommendation of the Board at any meeting of the Issuer stockholders or written consent of the Issuer stockholders, subject to certain exceptions, including exceptions for votes related to (i) the issuance of the Issuer’s equity securities, other than in connection with an incentive plan or issuances, the proceeds of which will be used to repay indebtedness, (ii) a change in control of the Issuer under certain circumstances, or (iii) any stockholder proposal. The Reporting Person and MC are also subject to standstill restrictions that prohibit the acquisition of additional equity interests in the Issuer and certain other actions related to voting equity securities, and certain of the Investor Parties are subject to lockup provisions that restrict the sale of the Issuer’s Common Stock in excess of 4% of the total outstanding Common Stock immediately following the Closing, or the encumbrance of any Common Stock held by such Investor Parties, in each case for one year, subject to certain exceptions.

The Investor Rights Agreement also provides for certain rights of first offer, co-sale rights and preemptive rights, in each case as set forth in the Investor Rights Agreement, and provides for certain registration rights, including certain demand registration rights, piggyback registration rights and shelf registration rights following the Closing, in each case subject to the restrictions contained in the Investor Rights Agreement.

The foregoing descriptions of the Merger Agreement and the Investor Rights Agreement are only a summary, do not purport to be complete, and are qualified in their entirety by reference to the full text of the Merger Agreement and Investor Rights Agreement, which are filed as Exhibits 1 and 2 to this Schedule 13D, respectively, and incorporated herein by reference.

Item 4. Purpose of the Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

In addition, in connection with the Transaction and in accordance with the Investor Rights Agreement, on and effective as of November 17, 2022, the Board appointed Dr. de la Torre to serve as a Class II director of the Board. Dr. de la Torre will serve until the Issuer’s 2023 Annual Meeting of Stockholders and until his successor is duly elected or appointed or his earlier death, resignation or removal.

The Reporting Person expects to review from time to time his investment in the Issuer and may, depending on the market and other conditions, formulate a plan or proposal which may relate to or result in: (i) the purchase of additional Shares, options or related derivatives of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the Shares, options or related derivatives of the Issuer now beneficially owned or hereafter acquired by him; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (v) a change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (vi) a material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Issuer’s business or corporate structure; (viii) a change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (ix) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (x) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (xi) any action similar to any of those enumerated above.

Also, consistent with his investment intent, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is as set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Immediately prior to the closing of the Transaction, the Reporting Person did not own any shares of Common Stock. By virtue of the Transaction and subsequent distribution of shares of Common Stock to RDLT Investor as described in Item 3 of this Schedule 13D, the Reporting Person may be deemed to have sole voting and dispositive power over 18,066,223 shares of Common Stock (the “Shares”). The Shares represent 16.3% of the outstanding voting power of the shares of Common Stock immediately after the closing of the Transaction. This percentage is based on 110,896,972 shares of Common Stock of the Issuer outstanding immediately after the closing of the Transaction, which was calculated by taking the 87,396,972 shares of Common Stock of the Issuer reported in the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange on November 14. 2022 and adding the 23,500,000 shares of Common Stock of the Issuer issued in the Transaction.

(c) Except for the acquisitions and distributions of shares of Common Stock in connection with the Transaction disclosed in Item 3 of this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported on this Schedule 13D.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the Merger Agreement and the Investor Rights Agreement set forth in Items 3, 4 and 5 above is incorporated herein by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Agreement and Plan of Merger, dated as of May 31, 2022, by and among CareMax, Inc., certain wholly-owned subsidiaries of CareMax, Inc., Sparta Sub Inc., SNCN Holdco Inc., SICN Holdco Inc., Sparta Holding Co. LLC, and Steward Health Care System LLC (incorporated by reference to Exhibit 2.1 to CareMax’s Form 8-K, filed with the SEC on June 1, 2022).

2.	Investor Rights Agreement, dated as of November 10, 2022, by and between CareMax, Inc., Dr. Ralph de la Torre, Dr. Michael Callum, and certain other equityholders (incorporated by reference to Exhibit 10.2 to CareMax’s Form 8-K, filed with the SEC on November 14, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2022

/s/ Ralph de la Torre
Ralph de la Torre